United States securities and exchange commission logo





                           August 12, 2020

       Marcelo Feriozzi Bacci
       Chief Financial Officer and Investor Relations Officer
       Suzano S.A.
       Av. Professor Magalhaes Neto, 1,752
       10th Floor, Rooms 1010 and 1011
       Salvador, Brazil 41810-012

                                                        Re: Suzano S.A.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed March 31,
2020
                                                            File No. 001-38755

       Dear Mr. Bacci:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Item 3. Key Information
       A. Selected Financial Data
       Special Note Regarding Non-IFRS Financial Measures, page 7

   1. In regard to your presentations and reconciliations related to adjusted EBITDA, please address the following:
                                                            Reconcile the
amount of the adjustment related to "amortization of the fair value adjustment on
business combination with Fibria" on page 9 with amounts presented on page 60; and
                                                            Explain how and why
you determined many of the adjustments, specifically those
                                                             related to
contracts, projects, accruals and provisions, are not normal recurring expenses related
to your operations that should not be eliminated from a non-IFRS performance
measure.
 Marcelo Feriozzi Bacci
Suzano S.A.
August 12, 2020
Page 2


Item 18. Financial Statements
Note 29 - Segment Information
29.2 Information on Operating Segments, page F-98

2. Please disclose segment assets, segment liabilities and reconciliations to the consolidated balance sheets to the extent required by paragraphs 21 and 23 of IFRS
8. In addition,
         please provide geographic information related to non-current assets, and separately present revenues and assets related to each individual foreign country that is material as required by paragraph 33 of IFRS 8.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 with any questions.



FirstName LastNameMarcelo Feriozzi Bacci                       Sincerely,
Comapany NameSuzano S.A.
                                                               Division of
Corporation Finance
August 12, 2020 Page 2                                         Office of
Manufacturing
FirstName LastName